

WILLIS GROUP HOLDINGS LIMITED

Notice of 2002 Annual General Meeting of Shareholders

and Proxy Statement



Willis

March 22, 2002

To: Shareholders of the Company

Dear Shareholder,

You are invited to attend our annual general meeting of shareholders at 9:00 am on Friday May 3, 2002 in the Ballroom E at the Grand Hyatt New York, Park Avenue at Grand Central, New York, New York.

In addition to the matters described in the attached proxy statement, I will report on our current activities. You will have an opportunity to ask questions and to meet your directors and executives.

Your representation and vote are important and your shares should be voted whether or not you plan to come to the annual meeting. Please complete, sign, date and return the enclosed proxy card promptly.

I look forward to seeing you at the meeting.

Yours sincerely,

Joseph J. Plumeri,
Chairman

Willis Group Holdings Limited
Cedar House
41 Cedar Avenue
Hamilton HM 12
Bermuda.

WILLIS GROUP HOLDINGS LIMITED

**NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
PROXY STATEMENT**

Time:

    9:00 am Local Time.

Date:

    May 3, 2002.

Place:

    Ballroom E,
    Grand Hyatt New York,
    Park Avenue at Grand Central,
    New York, New York.

Purpose:

- Adoption of the Financial Statements for the year ended December 31, 2001 and Auditors' Report thereon.

- Re-appointment of Deloitte & Touche as auditors until the close of the next Annual General Meeting of Shareholders and authorise the Board of Directors to fix the auditors remuneration.

- Election of Directors until the close of the next Annual General Meeting of Shareholders.

Only shareholders of record on March 20, 2002 may vote at the meeting. This statement is being mailed to shareholders on or about March 22, 2002 with a copy of the Company's 2001 Annual Report, which includes financial statements for the year ended December 31, 2001.

**Your vote is important. Please follow the instructions on the proxy card you receive.
The proxy card should be returned in accordance with the instructions thereon.**

Michael P. Chitty,
Secretary.

March 22, 2002.

Willis Group Holdings Limited,
Cedar House,
41 Cedar Avenue,
Hamilton HM 12,
Bermuda.

General Information

Who may vote

Holders of our common shares, as recorded in our share register on March 20, 2002, may vote at the meeting. As of that date, there were 147,682,120 shares of common stock outstanding and entitled to one vote per share. A list of shareholders will be available for inspection for at least ten days prior to the meeting at our offices at 7 Hanover Square, New York, New York.

How to vote

You may vote in person at the meeting or by proxy. We recommend that you vote by proxy even if you expect to attend the meeting. You will be able to change your vote at the meeting.

Please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see how you should complete your proxy card and deliver it to the Company.

How proxies work

The Company's Board of Directors is asking for your proxy. Giving us your proxy means you authorize us to vote your shares at the meeting, or at any adjournment thereof, in the manner you direct. You may vote for or against the proposals or abstain from voting. You may also vote for all, some, or none of the directors seeking election.

If you sign and return the enclosed proxy card but do not specify how to vote, we will vote your shares in favor of all items to be voted on.

As of the date hereof, we do not know of any other business that will be presented at the meeting. If other business shall properly come before the meeting or any adjournment or postponement thereof, the person or persons named in the proxy will vote according to their best judgment.

Solicitation

In addition to this mailing, our employees may solicit proxies personally, electronically or by telephone. We pay the costs of soliciting this proxy. We also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

Revoking a proxy

You may revoke your proxy before it is voted by submitting a new proxy with a later date; by voting in person at the meeting; or by notifying the Company's Corporate Secretary.

Quorum

In order to carry on the business of the meeting, we must have a quorum. This means, under our bye-laws, shareholders representing at least 50% of our issued and outstanding shares of common stock present in person or by proxy and entitled to vote constitute a quorum.

Votes Needed

All matters to be acted on at the meeting require the affirmative vote of a simple majority of the votes cast at a meeting at which a quorum is present. A broker non-vote is a proxy submitted by a broker in which the broker fails to vote on behalf of a client on a particular matter for lack of instruction when such instruction is required by the New York Stock Exchange. Broker nonvotes will be counted for purposes of determining the presence of a quorum for the transaction of business.

Item 1

Adoption of the Financial Statements for the year ended December 31, 2001 and Auditors' Report thereon

We are required under Bermuda law to present for adoption at our Annual General Meeting of Shareholders the Company's financial statements for the preceding financial year together with the auditors' report thereon.

The Company's financial statements and auditors' report for the year ending December 31, 2001 were mailed to shareholders with this proxy statement. The financial statements also include a report on the Company's activities.

Your Board recommends you vote FOR this item.

Item 2

Reappointment of Deloitte & Touche
as Independent Auditors

The Company's Board of Directors, upon the recommendation of its Audit Committee, selected Deloitte & Touche, independent auditors, to audit the financial statements of the Company for the fiscal year ending December 31, 2002. Deloitte & Touche acted as the Company's independent auditors for the year ended December 31, 2001. Representatives of Deloitte & Touche will attend the meeting, will have an opportunity to make a statement if desiring to do so and will be available to answer any pertinent questions.

A simple majority of the Company's shares of common stock present or represented and entitled to vote at the meeting is required to ratify the appointment of Deloitte & Touche and refer the issue of the auditors' remuneration for the 2002 audit to the Board of Directors. Unless otherwise directed in the proxy, the persons named in the proxy will vote FOR the reappointment of Deloitte & Touche.

Your Board recommends you vote FOR this proposal.

Audit fees

The aggregate fees for professional services rendered by Deloitte & Touche and their respective affiliates (collectively "Deloitte") for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001 and for the reviews of the financial statements included in the Company's Quarterly Reports for that fiscal year were approximately $1,532,000.

Initial and secondary public offerings

The aggregate fees for professional services rendered by Deloitte for services relating to the Company's initial and secondary public offerings in the fiscal year ended December 31, 2001 were approximately $2,878,000.

All other fees

The aggregate fees for services rendered by Deloitte to the Company, other than the services described above under "Audit Fees" and "Initial and Secondary Public Offerings" for the fiscal year ended December 31, 2001 were approximately $994,000. This includes approximately $594,000 for tax advisory services and $202,000 for regulatory consulting services in respect of the pension review activities of a subsidiary in the United Kingdom.

Audit Committee Report

The primary function of the Audit Committee is to assist the Board of Directors in its oversight of the Company's financial reporting process. The Committee operates pursuant to a Charter, a copy of which is attached to this Proxy Statement as Appendix A. Executive management is responsible for the Company's financial statements and overall reporting process, including the system of internal controls. The independent auditors are responsible for conducting annual audits and quarterly reviews of the Company's financial statements and expressing an opinion as to the conformity of the annual financial statements with generally accepted accounting principles.

In the performance of its oversight function, the Committee has reviewed and discussed the audited financial statements as of and for the year ended December 31, 2001 with management and the independent auditors. The Committee has also discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No.61, *Communication with Audit Committees*. Finally, the Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No.1, *Independence Discussions with Audit Committees*, has considered whether the provision of non-audit services by the independent auditors to the Company is compatible with maintaining the auditors' independence and has discussed with the auditors the auditors' independence.

It is not the duty or responsibility of the Committee to conduct auditing or accounting reviews or procedures. In performing their oversight responsibility, members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Committee's considerations and discussions do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards or that the financial statements are presented in accordance with generally accepted accounting principles.

Based upon the review discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Audit Committee Charter, the Committee recommended to the Board that Deloitte & Touche be retained to audit the financial statements of the Company for the fiscal year ending December 31, 2002 and that the audited financial statements referred to above be submitted for approval by shareholders and included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 to be filed with the Securities and Exchange Commission.

Item 3

Election of Directors

Under the Company's bye-laws, directors hold office only until the next following Annual General Meeting of Shareholders unless they are earlier removed or resign. All the Company's directors were appointed directors at the Annual General Meeting held on February 8, 2001.

Your Board recommends you vote FOR each of the following:

James R. Fisher+ Mr. Fisher, age 46, is the managing member and majority owner of Fisher Capital Corp. L.L.C. From 1986 through March 1997, Mr. Fisher was a senior executive at American Re Corporation and served most recently as Senior Vice President and Chief Financial Officer of American Re-Insurance Company and American Re Corporation, President of American Re Financial Products and President and Chief Executive Officer of American Re Asset Management. Before joining American Re, Mr. Fisher was a Senior Accountant at Peat, Marwick, Mitchell & Co., Chief Financial Officer of The Lawrence Corporation and Senior Manager/Director of Insurance Industry Services at Price Waterhouse. Mr. Fisher is also Chairman and Chief Executive Officer of BRW Acquisition, Inc. and a member of the board of directors and Chairman of the audit committee of Alea Group Holdings, A.G.

Todd A. Fisher*+# Mr. Fisher, age 36, has been a member of KKR & Co. L.L.C. since January 1, 2001. Mr. Fisher was an executive of Kohlberg Kravis Roberts & Co. L.P. ("KKR") from June 1993 to December 31, 2000. Mr. Fisher was an associate at Goldman Sachs & Co. from July 1992 to June 1993. He is also a member of the board of directors of Accuride Corporation, Layne Christensen Company, BRW Acquisition, Inc., Alea Group Holdings A.G. and Rockwood Specialties, Inc.

Perry Golkin*+# Mr. Golkin, age 48, has been a member of KKR & Co. L.L.C. since January 1, 1996. Mr. Golkin was a general partner of KKR from 1995 to January 1996. Prior to 1995, he was an executive of KKR. He is a general partner of KKR Associates, L.P. He is also a member of the board of directors of BRW Acquisition, Inc., PRIMEDIA, Inc., Alea Group Holdings A.G., Rockwood Specialties, Inc. and Walter Industries, Inc.

Paul M. Hazen+# Mr. Hazen, age 60, joined Wells Fargo in 1970 and was named Chairman on November 2, 1998 and retired in 2001. Mr. Hazen served as Chairman and Chief Executive Officer from January 1, 1995 to November 2, 1998, President and Chief Operating Officer from 1984 to 1995 and Vice Chairman from 1981 to 1984. Mr. Hazen is also a director of Safeway Inc., Phelps Dodge Corporation, E.piphany Inc., Xstrata AG and is Chairman of Accel-KKR Company, Sr. Advisor to KKR, Deputy Chairman and a director of Vodafone plc and is President of Intermountain Center for Human Development.

Henry R. Kravis Mr. Kravis, age 58, is a founding partner of KKR and, since January 1, 1996, has been a managing member of KKR & Co. L.L.C., the limited liability company which is the general partner of KKR. Mr. Kravis is also a general partner of KKR Associates, L.P. and a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., The Boyds Collection, Ltd., BRW Acquisition, Inc., Evenflo Company, Inc., IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Corporation, MedCath Incorporated, Owens-Illinois, Inc., PRIMEDIA, Inc., Sotheby's Holdings, Inc., Spalding Holdings Corporation, U.S. Natural Resources, Inc., Accel-KKR Company, Alliance Imaging, Inc., Birch Telecom Inc., United Fixtures Company and Worldcrest Group.

Scott C. Nuttall+# Mr. Nuttall, age 29, has been an executive of KKR since November 1996. Mr. Nuttall was an executive at The Blackstone Group from January 1995 to November 1996. He is also a member of the board of directors of Alea Group Holdings (Bermuda) Ltd., Amphenol Corporation, BRW Acquisition, Inc., KinderCare Learning Centers and Walter Industries, Inc.

Joseph J. Plumeri* Mr. Plumeri, age 58, is our Chairman. Before joining the Group, Mr. Plumeri spent 32 years as an executive with Citigroup Inc. and its predecessors. Of note, Mr. Plumeri oversaw the 450 North American retail branches of Citigroup's Citibank unit. Mr. Plumeri also served as Chairman and Chief Executive Officer of Citigroup's Primerica Financial Services from 1995 to 1999. In 1994, Mr. Plumeri was appointed Vice Chairman of Citigroup's predecessor, Travelers Group Inc., and in 1993 Mr. Plumeri became the President of a predecessor of Citigroup's Salomon Smith Barney unit after overseeing the merger of Smith Barney and Shearson and serving as the President and Managing Partner of Shearson since 1990. Mr. Plumeri also serves as a director of Velcero, Inc. He is also a board member and advisor to many organizations, including The Board of Visitors of the College of William & Mary, The United Negro College Fund, The National Center on Addiction and Substance Abuse. He is also a commissioner of the New Jersey Sports and Exposition Authority.

George R. Roberts Mr. Roberts, age 58, is a founding partner of KKR, and, since January 1, 1996, has been a managing member of KKR & Co. L.L.C. Mr. Roberts is also a general partner of KKR Associates, L.P. and a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., The Boyds Collection, Ltd., DPL Inc. (The Dayton Power & Light Co.), Evenflo Company, Inc., IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Corporation, Owens-Illinois, Inc., PRIMEDIA, Inc., Safeway Inc., Spalding Holdings Corporation, U.S. Natural Resources, Inc, Accel-KKR Company, Alliance Imaging, Inc., Birch Telecom Inc., United Fixtures Company and Worldcrest Group.

* Member of the Executive Committee.

+ Member of the Board Audit Committee.

 # Member of the Compensation Committee.

Directors' compensation

The directors, other than Mr. Plumeri, do not receive additional compensation for service in those capacities, other than customary directors' fees which for the Company is currently $40,000 per annum. These directors are entitled to defer receipt of those fees under the directors' deferred compensation plan described below. Mr. Plumeri receives no specific compensation for his services as a director or member of any committee of the Board of Directors.

Under the Company's directors' deferred compensation plan, non-employee directors may elect to defer all or any portion of their fees to be earned in any given calendar year into (a) a cash account, in which the deferred fees earn interest at a rate equal to that which the Company earns or could earn on an equal amount of money deposited with its principal lender, or (b) a stock account, which the Company credits with a number of shares equal to the amount of the fees deferred into the stock account divided by the 10-day average sales price of the Company's shares with respect to the date the director defers his or her fees. A director shall only receive a distribution of his or her cash account (in cash) and stock account (in the Company's shares of common stock), upon the earlier to occur of (a) a change of control of the Company, (b) the first business day of the calendar year following the date the director retires, resigns or otherwise separates from service as a director and (c) the termination of the plan by the Board of Directors. As of March 8, 2002 there were 500,000 shares available for distribution into stock accounts under this plan of which 6,896 shares have been credited in aggregate to directors' stock accounts.

In connection with Mr. P. M. Hazen becoming a non-employee member of the Board of Directors, he purchased 37,037 of the Company's shares of common stock at the initial public offering price of $13.50 per share and was granted on June 11, 2001, under the Amended and Restated 1998 Share Purchase and Option Plan, an option to purchase 111,111 shares at $13.50 per share. The options are exercisable from June 2003 until June 2011.

Board Committees and Meetings

The Executive Committee has all the powers of the Board, when it is not in session, in the management of the business and affairs of the Company except as otherwise provided in resolutions of the Board and under applicable law.

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to (a) the annual financial information to be provided to shareholders and the Securities and Exchange Commission; (b) the system of internal controls that management has established; and (c) the internal and external audit process. In addition, the Audit Committee provides an avenue for communication between internal audit, the independent auditors, management and the Board.

The Compensation Committee determines the compensation of the Company's Chairman, and other senior executives. In addition, the Compensation Committee administers the Company's stock-based award plans.

The Board held six meetings during 2001.

Chairman's Employment Agreement

On October 15, 2000, the Company entered into a five-year employment agreement with Mr. J. J. Plumeri, pursuant to which Mr. Plumeri receives an annual $1,000,000 base salary, subject to annual review, plus additional bonus amounts provided for therein. The agreement also contains certain non-compete covenants. In respect of 2001, Mr. Plumeri received a base salary of $1,000,000, plus a contractually guaranteed bonus of $1,000,000. Mr. Plumeri was awarded an additional $1,000,000 discretionary bonus determined by the Board of Directors for extraordinary performance, less $244,000 of corporate costs relating to the Company's private airplane and other travel, lodging and business entertainment expenses for which Mr. Plumeri wished to be personally responsible as an example of corporate cost consciousness to other officers and employees of the Company. Out of the $756,000 discretionary bonus payable, Mr. Plumeri elected to purchase 6,194 restricted stock units for $166,250, which the Company matched with an additional 1,548 units, all in accordance with the terms of the Company's Bonus for Stock Plan applicable to other officers and employees of the Company.

The agreement's term ends upon the earlier of October 15, 2005 or the giving by either party of 90 days' prior written notice. In general, upon Mr. Plumeri's termination of employment without cause or by Mr. Plumeri's resignation with good reason (which terms are defined in the agreement), including a resignation by Mr. Plumeri following a change of control (as defined in the agreement), he will receive payments and benefits based on formulae, which in no case exceeds an amount equal to the sum of three times annual base salary, bonus and benefits due to him.

Further, if any payment or benefit payable to Mr. Plumeri after a change in ownership or control would be considered to be an excess parachute payment subject to a federal excise tax, then Mr. Plumeri will be paid an additional payment or benefit to gross up the amount of the excise tax.

Following his retirement (or any termination of Mr. Plumeri's employment) at normal retirement age 65, he will be eligible to receive a retirement benefit for the rest of his life generally equal to 5.3% of his base salary. Eligible compensation for pension purposes is limited by the Internal Revenue Service. The United States Willis Pension Plan does not consider bonuses as eligible compensation.

Security Ownership

The following table reflects the number of shares of stock beneficially owned by persons known to the Company to own more than 5% of its outstanding shares:

Name and Address	Amount Beneficially Owned	Percentage of Stock Outstanding at December 31, 2001
KKR 1996 Overseas, Limited,[1] Ugland House, PO Box 309, Georgetown, Grand Cayman, Cayman Islands, B.W.I.	77,750,683	52.7%

---

[1] Shares are owned of record by Profit Sharing (Overseas), Limited Partnership.

Security Ownership of Management

The amounts and percentages of our shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission ("SEC") governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of that security, or investment power, which includes the power to dispose of or to direct the disposition of that security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or restricted shares held by that person that are currently exercisable or exercisable within 60 days of the date of this offering are deemed issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage beneficial ownership of any other person. The percentage of our share capital is based on 147,635,170 shares of common stock outstanding on March 8, 2002.

Name	Number of Shares Beneficially Owned	Percent Beneficially Owned
KKR 1996 Overseas, Limited[1]	77,750,683	52.7%
Henry R. Kravis[1]	77,750,683	52.7%
George R. Roberts[1]	77,750,683	52.7%
Perry Golkin[1]	77,784,683	52.7%
Todd A. Fisher[1]	77,758,683	52.7%
Scott C. Nuttall[1]	77,753,683	52.7%
James R. Fisher[2]	598,078	0.4%
Paul M. Hazen	37,037	*
Joseph J. Plumeri	2,854,251	1.9%
Frederick Arnold	105,176	*
William P. Bowden, Jr.	19,886	*
Richard J.S. Bucknall	310,000	*
Thomas Colraine	189,100	*
Janet Coolick	13,731	*
Brian D. Johnson	250,000	*
Patrick Lucas	50,000	*
Stephen G. Maycock	96,036	*
Joseph M. McSweeny	192,871	*
Grahame J. Millwater	85,040	*
John M. Pelly	305,000	*
James A. Ratcliffe	51,360	*
Sarah J. Turvill	77,000	*
Mario Vitale	145,000	*
All our directors and executive officers (22 persons)[3]	4,918,549	2.2%

* Less than 1%.

(1) Shares shown as beneficially owned by KKR 1996 Overseas, Limited are owned of record by Profit Sharing (Overseas), Limited Partnership. KKR 1996 Overseas, Limited is the general partner of KKR Associates II (1996), Limited Partnership, which is the general partner of KKR 1996 Fund (Overseas), Limited Partnership, which is the general partner of Profit Sharing (Overseas), Limited Partnership, which owns approximately 52.7% of the Company's issued and outstanding shares. Messrs. Henry R. Kravis, George R. Roberts, Robert I. McDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Scott M. Stuart and Todd A. Fisher as members of KKR 1996 Overseas, Limited, may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 Overseas, Limited but disclaim such beneficial ownership. Scott C. Nuttall is a director and an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Nuttall is also a limited partner of KKR Associates II (1996), Limited Partnership. Mr. Nuttall disclaims beneficial ownership of any of the Company's shares beneficially owned by Kohlberg Kravis Roberts & Co. L.P. and KKR Associates II (1996), Limited Partnership. The amounts owned by Messrs. Golkin, Fisher and Nuttall include 34,000, 8,000 and 3,000 shares respectively.

(2) James R. Fisher owns 28,500 of the Company's shares of common stock. Fisher Capital Corp. L.L.C., is the beneficial owner of 505,657 of the Company's shares, which include currently exercisable options to purchase 422,501 shares. Mr. Fisher, as the managing member and majority owner of Fisher Capital Corp. L.L.C., may be deemed to share ownership of any shares beneficially owned by Fisher Capital Corp. L.L.C. but disclaims such beneficial ownership. James R. Fisher has an interest in 63,921 of the Company's shares as an investor through KKR Partners (International) Limited Partnership. Mr. Fisher may be deemed to share beneficial ownership of any shares beneficially owned by KKR Partners (International) Limited Partnership but disclaims such beneficial ownership.

(3) This includes 119,119 shares held in trust on behalf of the Company's executive officers subject to vesting. These shares were issued in connection with the cancellation of unvested incentive awards owned by such executive officers prior to the acquisition of a predecessor company in 1998.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth cash and other compensation paid or accrued for services rendered in 2001 to the Chairman and each of the other four most highly compensated executive officers of the Company.

Name	Salary ($)	Bonus ($)[1]	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)
J. J. Plumeri	1,000,000	1,589,750	–	–	5,164,222	–	11,780
R. J. S. Bucknall	504,140	725,778	–	–	587,893	–	90,241
T. Colraine	342,090	513,409	–	–	407,049	–	58,012
J. M. Pelly	342,724	793,698	–	–	485,393	–	56,191
M. Vitale	500,000	600,000	–	–	250,000	–	8,276

(1) The bonus figures above exclude the eligible amount used to receive an award under the Company's Bonus and Stock Plan, which is a sub-plan of the Company's 2001 Share Purchase and Option Plan. The Bonus and Stock Plan provides for awards of restricted stock units (the "Award") which is, except for a UK employee, simply a promise by the Company to deliver on the third anniversary of the Award, subject to being in the Company's employment, shares of common stock of the Company equal to the Award. For a UK employee the Award takes the form of a zero cost option. The Award is determined in accordance with a formula based on the eligible bonus and the Company's share price at the time of the Award. Further, the Company matches the Award with an additional award of restricted stock units equal to 25% of the Award.

In respect of the year 2001, the eligible bonus of the executives, who participated in the Bonus and Stock Plan, used for the Award and the Award, which includes the matching element, are Mr. Plumeri $166,250 and 7,742 restricted stock units; and Mr. Colraine $119,134 and 5,547 restricted stock units.

Share Option Grants in 2001

The following table sets forth certain information concerning share options granted during 2001 to the five most highly compensated executive officers of the Company.

Name	No. of Options Granted	% of Total Options Granted to Employees	Exercise Price	Expiration Date	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
					5%	10%
J. J. Plumeri	–	–	–	–	–	–
R. J. S. Bucknall	393	0.02	$13.50	07.31.04	$836	$1,756
T. Colraine	393	0.02	$13.50	07.31.04	$836	$1,756
J. M. Pelly	393	0.02	$13.50	07.31.04	$836	$1,756
M. Vitale	–	–	–	–	–	–

(1) The above options were granted under the Company's UK Sharesave Plan at the time of the initial public offering of the Company's shares in June 2001. The option exercise price was fixed at £9.85 being the pound sterling equivalent of our initial public offering price of $13.50.

(2) The dollar amounts are the result of calculations at the 5% and 10% growth rates set by the SEC; the rates are not intended to be a forecast of future stock price appreciation. A zero percent stock price growth rate will result in a zero gain for all optionees.

Aggregated Share Option Exercises in 2001 and Share Option Value at December 31, 2001

The following table shows the share options exercised during 2001 by the five most highly compensated executive officers of the Company and the number and value of specified unexercised options at December 31, 2001. The value of unexercised in-the-money share options at December 31, 2001 shown below is presented pursuant to SEC rules and, with respect to the Company's shares, is based on the December 31, 2001 closing price on the New York Stock Exchange of $23.55 per share. The actual amount, if any, realized upon exercise of share options will depend upon the market price of the shares relative to the exercise price per share at the time the stock option is exercised. There is no assurance that the values of unexercised in-the-money share options reflected in this table will be realized.

Name	Shares Acquired on Exercise	Value Realised $	Number of Securities Underlying Unexercised Options at December 31, 2001 $		Value of Unexercised In-the-Money Options at December 31, 2001 $	
			Exercisable	Unexercisable	Exercisable	Unexercisable
J. J. Plumeri	–	–	1,032,844	4,131,378	21,326,163	85,304,693
R. J. S. Bucknall	14,755	45,317	117,500	470,393	2,426,140	9,708,201
T. Colraine	24,380	75,742	80,000	327,049	1,651,840	6,767,735
J. M. Pelly	40,000	–	55,000	430,393	1,135,640	8,882,281
M. Vitale	–	–	50,000	200,000	1,032,400	4,129,600

Retirement Plans

United States Retirement Program

The Group maintains a United States Retirement Program, the Willis North America Inc. Pension Plan, a qualified defined benefit plan.

The following table shows the estimated annual straight-life annuity benefit payable from the Plan to employees with the specified Maximum Average Salary (average salary over the five consecutive years out of the last 15 years that produces the highest average). Annual pay under the Plan is subject to a maximum ($170,000 for 2001, $180,000 for 2002) that is subject to annual cost-of-living increases. The Maximum Average Salary amounts shown in the table presume that actual eligible pay exceeds the annual limit at all times.

Maximum Average Salary ($)	Years of Service				
	5	10	20	30	40
$170,000	$28,059	$56,130	$99,270	$129,418	$134,612
$180,000	$29,770	$59,540	$105,319	$137,362	$142,861
$190,000	$31,469	$62,949	$111,380	$145,305	$151,110
$200,000	$33,179	$66,359	$117,442	$153,249	$159,359
$250,000	$41,710	$83,419	$147,737	$192,966	$200,604
$300,000	$50,240	$100,479	$178,033	$232,684	$241,850
$400,000	$67,300	$134,588	$238,636	$312,119	$324,340

The Plan also allows reduced benefits to be paid in a form that provides continued payments (100%, 75% or 50% of the participant's reduced benefit) to the spouse after the death of the participant. For example, if a participant with a spouse three years younger were to receive benefits in the form of a joint and survivor with 75% continuance to the spouse, the benefit payable to the participant would be about 13% less than those shown, with the spouse receiving 75% of the participant's benefit after the death of the participant, payable for the spouse's lifetime. The compensation of participants used to calculate the retirement benefit consists of regular salary disclosed in the "Salary" column of the Summary Compensation Table. Certain other types of pay are includible in pensionable earnings, such as production incentives and commissions (but not other bonus payments). However, neither Mr. Plumeri nor Mr. Vitale received any includible compensation other than regular pay for 2001. Moreover, the regular pay received by both gentlemen exceeded the Plan's limit on includible compensation for 2001. As of year-end 2001, Mr. Plumeri and Mr. Vitale each had approximately one year of credited service. Neither of these two individuals was a participant in the Plan, and therefore neither had accrued any benefits under the Plan, as of year-end 2001. At retirement (age 65), the years of service and annual Maximum Average Salary (assuming periodic increases in the Plan's pay limit for cost of living) are: Mr. Plumeri, eight years and $210,000; Mr. Vitale, 20 years and $324,000.

United Kingdom Retirement Program

The Group also maintains a United Kingdom retirement program consisting of the Willis Pension Scheme, an approved defined benefit plan, and an unfunded unapproved plan.

The table overleaf shows the estimated annual pension benefit payable under the Willis Pension Scheme to certain categories of executives in the United Kingdom, including officers of the Company with the specified Pensionable Salary (basic salary averaged over the 12 months leading up to retirement) and specified years of pensionable service upon retirement at the normal age of 60. The pension in payment increases by 3% each year and on death two thirds of the pension is payable to a surviving spouse.

Pensionable Salary	Years of Pensionable Service				
	5	10	20	30	40
$660,000	$110,000	$220,000	$440,000	$440,000	$440,000
$680,000	$113,333	$226,667	$453,333	$453,333	$453,333
$700,000	$116,667	$233,333	$466,667	$466,667	$466,667
$720,000	$120,000	$240,000	$480,000	$480,000	$480,000
$740,000	$123,333	$246,667	$493,333	$493,333	$493,333
$760,000	$126,667	$253,333	$506,667	$506,667	$506,667
$780,000	$130,000	$260,000	$520,000	$520,000	$520,000
$800,000	$133,333	$266,667	$533,333	$533,333	$533,333
$820,000	$136,667	$273,333	$546,667	$546,667	$546,667
$840,000	$140,000	$280,000	$560,000	$560,000	$560,000
$860,000	$143,333	$286,667	$573,333	$573,333	$573,333
$880,000	$146,667	$293,333	$586,667	$586,667	$586,667
$900,000	$150,000	$300,000	$600,000	$600,000	$600,000
$920,000	$153,333	$306,667	$613,333	$613,333	$613,333

The compensation of participants used to calculate the retirement benefit consists of regular salary as disclosed in the "Salary" column of the Summary Compensation Table and excludes bonuses and other forms of compensation not regularly received. Messrs. Bucknall, Colraine and Pelly participate in the United Kingdom retirement program. At retirement the years of completed pensionable service and the Pensionable Salary (assuming the 2001 compensation increases by 6% on average each year to retirement date) are: Mr. Bucknall, 21 years and $720,000; Mr. Colraine 30 years and $920,000; and Mr. Pelly, 39 years and $660,000.

Transactions with Management and Others

In 2001, the Company paid annual fees, quarterly in arrears, of $1.0 million to KKR and $350,000 to Fisher Capital Corp. L.L.C. for management, consulting, and certain other services provided to the Company and its subsidiaries. We also reimburse their incidental expenses in connection with those services.

Through a series of transactions in late 1998, Trinity Acquisition Limited, an entity formed by KKR for purposes of effecting the acquisition, acquired a predecessor company in a going private transaction. Trinity Acquisition financed the acquisition with common and preferred equity investments, senior subordinated debt financing and borrowings under a senior credit agreement. In addition to common equity invested by the KKR 1996 Fund (Overseas), Limited Partnership, equity financing for the acquisition came from six major insurance companies, Axa Insurance, Royal & Sun Alliance Insurance Group, The Chubb Corporation, The Hartford Financial Services Group, Inc., Travelers Property Casualty Corp. and The Tokio Marine and Fire Insurance Company, Limited (the "consortium") which invested in the preferred equity of one of our subsidiaries and, to a lesser extent, in our common equity. The preferred equity was redeemed in 2001.

In the ordinary course of our business the Company's subsidiaries place and will continue to place premiums with the members of the consortium who beneficially owned approximately 12% of our common stock as of March 8, 2002.

Our United States subsidiary, Willis North America Inc., has an interest of approximately 7.5% in OneShield Inc., a company it is partnering with to bring major segments of its workflow process on United States business to the Internet. Our subsidiary also has warrants in OneShield Inc., which on exercise could increase its interest to approximately 12.5% on a fully diluted basis. The partners and employees of KKR and Fisher Capital Corp. L.L.C., some of whom serve as our directors, have current interests of 16.7% in aggregate and 0.3% respectively in OneShield Inc. Fisher Capital Corp. L.L.C. also has an interest of 0.3% in OneShield Inc.

From time to time, in the ordinary course of business and on commercial terms the Company's insurance brokering subsidiaries may provide services to directors or executive officers and their families in connection with their personal insurance requirements.

The Company has entered into a shareholder rights agreement and a registration rights agreement with the consortium members and Profit Sharing (Overseas), Limited Partnership. Under that shareholder rights agreement, certain holders of the Company's shares of common stock will be subject to rights of, and restrictions on, transfer, as well as the other provisions described below.

Under the shareholder rights agreement, each member of the consortium has the right to require a proposed acquirer of any of the Company's shares of common stock held by Profit Sharing (Overseas) or any of its affiliates to purchase a specified percentage of that member's holding of the Company's shares of common stock on similar terms. Additionally, if Profit Sharing (Overseas) or any of its affiliates receives a bona fide offer from a third party to purchase a majority of the Company's shares of common stock then owned by them, they may require each member of the consortium to sell a similar proportion of their shares in the Company to that third party on similar terms.

The shareholder rights agreement provides that if before September 2, 2003 Profit Sharing (Overseas), any of its affiliates or the Company or any of its subsidiaries receive a written, unsolicited offer from a third party to enter into a transaction which would result in a sale of the business, then the members of the consortium will have the right to match the unsolicited offer, and that offer may not be accepted if any member of the consortium makes an offer at the same price and on the same terms in writing within 35 days of being notified of the unsolicited offer. In addition, if during that period Profit Sharing (Overseas) or the Company or any of its subsidiaries propose to enter into a transaction which would result in a sale of the business other than in an unsolicited offer, that entity must first allow the members of the consortium to make an offer to enter into a similar transaction within 30 days, but if Profit Sharing (Overseas) or the Company decide to refuse that offer, or if no member of the consortium makes this type of offer, then Profit Sharing (Overseas) or the Company or any of its subsidiaries, as the case may be, will be free to enter into a transaction resulting in a sale of the business, provided that a definitive agreement is entered into within specified time periods at the same or a higher price. These provisions will also apply to the entering into of a transaction or series of related transactions, whether by an unsolicited offer or a proposal by Profit Sharing (Overseas) or any of its affiliates to enter into such a transaction, whereby Profit Sharing (Overseas) and its affiliates would transfer at least 30% of the Company's then issued shares of common stock to a single person or a group of persons acting in concert.

The Company has entered into a registration rights agreement with the members of the consortium. Under the registration rights agreement, the consortium members and certain of their transferees, subject to a number of conditions and limitations, may require the Company to file a registration statement under the Securities Exchange Act of 1934 to register the sale of the Company's shares of common stock held by them. The Company may be required to file up to four registration statements. The registration rights agreement also provides, subject to a number of conditions and limitations, that the consortium members and those transferees have piggy-back registration rights in connection with registered offerings of the Company's shares that are initiated by the Company. Under this agreement, the Company is required to pay all registration expenses. In addition, the Company is required to indemnify the persons whose shares are registered, and they in turn are required to indemnify the Company with respect to any information they provide, against certain liabilities in respect of any registration statement or offering covered by the registration rights agreement.

The Company has entered into a registration rights agreement with Profit Sharing (Overseas). Like the registration rights agreement with the members of the consortium discussed in the previous paragraph, this agreement gives Profit Sharing (Overseas), the right, subject to a number of conditions and limitations, to demand the registration of the Company's shares of common stock that it owns or to partake in a registration initiated by the Company. The Company is responsible for expenses for the first 10 registrations of each class or series of the Company's securities held by it. In addition, the

Company is required to indemnify Profit Sharing (Overseas), and it in turn is required to indemnify the Company, with respect to any information they provide, against certain liabilities in respect of any registration statement or offering covered by the registration rights agreement.

The Company's bye-laws permit directors to hold office with the Company or act in a professional capacity for it, other than as an auditor. In addition, the Company's bye-laws permit directors to be interested in any transaction or arrangement with it or in which the Company is otherwise interested. Under the Company's bye-laws, so long as a director declares the nature of his or her interest as required by the Companies Act 1981 of Bermuda, any transaction or arrangement in which he or she is interested may not be voided on the basis of his or her interest. Further, under the Company's bye-laws, a director that has disclosed his or her interest in a transaction or arrangement with the Company may be counted in the quorum and vote at any meeting at which the transaction or arrangement is considered by the Board of Directors.

The Company believes that the transactions described in this section between it or its subsidiaries and affiliates are on terms no less favorable to the Company or its subsidiaries than the terms that would be available to the Company or its subsidiaries in transactions with a non-affiliated third party. The Company intends that future transactions with its affiliates will be on a similar basis.

Compliance with Section 16 of the Exchange Act

Our officers, directors and principal share-holders are exempt from the reporting and "short swing" profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934.

Solicitation of Proxies

The Board of Directors hereby solicits proxies for use at the 2002 Annual General Meeting and at any adjournment thereof. Shareholders who execute a proxy may still attend the meeting and vote in person. A proxy may be revoked at any time before it is voted by giving to the Secretary of the Company, care of the office of its subsidiary Willis Group Limited, Ten Trinity Square, London EC3P 3AX, written notice bearing a later date than the proxy, by submission of a later dated proxy or by voting in person at the meeting. Executors, administrators, trustees, guardians, attorneys and other representatives should indicate the capacity in which they are signing and corporations should sign by an authorized officer whose title should be indicated. Mere attendance at the meeting will not revoke a proxy which was previously submitted to the Company.

The cost of this proxy solicitation is borne directly by the Company. Georgeson Shareholder Communications Inc. has been retained to assist in the proxy solicitation at a fee of approximately $1,000 plus expenses. In addition to solicitation of proxies by mail, proxies may be solicited personally, by telephone, by e-mail and by facsimile by the Company's directors, officers and other employees. Such persons will receive no additional compensation for such services. The Company will also request brokers and other nominees to forward soliciting material to the beneficial owners of shares which are held of record by them, and will pay the necessary expenses.

Shareholder and Other Proposals

Shareholders who wish to present a proposal and have it considered for inclusion in the Company's proxy materials for the 2003 Annual General Meeting of the Company's shareholders must submit such proposal in writing to the Secretary of the Company on or before November 30, 2002.

Shareholders who wish to present a proposal at the 2003 Annual General Meeting that has not been included in the Company's proxy materials must submit such proposal in writing to the Secretary of the Company. Any such notice received by the Secretary on or after January 31, 2003 shall be considered untimely for the presentation of proposals by shareholders. In addition, the Company's bye-laws and the Bermuda Companies Act contain further requirements relating to the timing and content of the notice which shareholders must provide to the Company for any nomination or matter to be properly presented at a shareholders' meeting.

By order of the Board of Directors,
Michael P. Chitty,
Secretary.

WILLIS GROUP HOLDINGS LIMITED
Audit Committee Charter

The Audit Committee ("the Committee") of the Board of Directors ("the Board") of Willis Group Holdings Limited ("the Company"), will have the oversight responsibility, authority and specific duties as described below.

Role and Organisation

The Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, internal control and financial reporting practices of the Company. It may also have such other duties as may from time to time be assigned to it by the Board. The membership of the Committee shall consist of at least three directors. The Committee shall maintain free and open communication with the independent auditors, the internal auditors and Company management. In discharging its oversight role, the Committee is empowered to investigate any matter relating to the Company's accounting, auditing, internal control or financial reporting practices brought to its attention, with full access to all Company books, records, facilities and personnel. The Committee may retain outside counsel, auditors or other advisors.

One member of the Committee shall be appointed as chair. The chair shall be responsible for leadership of the Committee, including scheduling and presiding over meetings, preparing agendas, and making regular reports to the Board. The chair will also maintain regular liaison with the Chairman / Chief Executive Officer, the Chief Financial Officer, the lead independent audit partner and the Group Audit Director.

The Committee shall meet at least three times a year, or more frequently as the Committee considers necessary. At least once each year the Committee shall have separate private meetings with the independent auditors, management and the internal auditors.

Responsibilities

Although the Committee may wish to consider other duties from time to time, the general recurring activities of the Committee in carrying out its oversight role are described below. The Committee shall be responsible for:

1. Recommending to the Board the independent auditors to be retained (or nominated for shareholder approval) to audit the financial statements of the Company. Such auditors are ultimately accountable to the Board and the Committee, as representatives of the shareholders.

2. Evaluating, together with the Board and management, the performance of the independent auditors and, where appropriate, replacing such auditors.

3. Obtaining annually from the independent auditors a formal written statement describing all relationships between the auditors and the Company, consistent with Independence Standards Board Standard Number 1. The Committee shall actively engaged in a dialogue with the independent auditors with respect to any relationships that may impact the objectivity and independence of the auditors and shall take, or recommend that the Board take, appropriate action to oversee and satisfy itself as to the auditors' independence.

4. Reviewing the audited financial statements and discussing them with management and the independent auditors. These discussions shall include the matters required to be discussed under Statement of Auditing Standards No. 61 and consideration of the quality of the Company's accounting principles as applied in its financial reporting, including a review of particularly sensitive accounting estimates, reserves and accruals, judgmental areas, audit adjustments (whether or not recorded), and other such inquiries as the Committee or the independent auditors shall deem appropriate. Based on such review, the Committee shall make its recommendations to the Board as to the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 20-F (or the Annual Report to Shareholders, if distributed prior to the filing of the Form 20-F).

5. Issuing annually a report to be included in the Company's proxy statement.

6. Overseeing the relationship with the independent auditors, including discussing with the auditors the nature and rigour of the audit process, receiving and reviewing audit reports and providing the auditors full access to the Committee (and the Board) to report on any and all appropriate matters.

7. Discussing with a representative of management and the independent auditors: (1) the interim financial information contained in the Company's Quarterly Report on Form 6-K prior to its filing, (2) the earnings announcement prior to its release (if practicable), and (3) the results of the review of such information by the independent auditors. (These discussions may be held with the Committee as a whole or with any Committee member in person or by telephone).

8. Overseeing internal audit activities, including discussing with management and the internal auditors the internal audit function's organisation, objectivity, responsibilities, plans, results, budget and staffing.

9. Discussing with management, the internal auditors and the independent auditors the quality and adequacy of and compliance with the Company's internal controls.

10. Discussing with management and/or the Company's General Counsel any legal matters (including the status of pending litigation) that may have a material impact on the Company's financial statements, and any material reports or inquiries from regulatory or governmental agencies.

11. Reviewing and overseeing related party transactions and potential conflicts of interest situations between the Company and its officers and directors.

The Committee's job is one of oversight. Management is responsible for the preparation of the Company's financial statements and the independent auditors are responsible for auditing those financial statements. The Committee and the Board recognise that management (including internal audit staff) and the independent auditors have more resources and time and more detailed knowledge and information regarding the Company's accounting, auditing, internal control and financial reporting practices than the Committee does; accordingly the Committee's oversight role does not provide any expert or special assurance as to the financial statements and other financial information provided by the Company to its shareholders and others.